November 29, 2007


Mr. Rufis Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: International Flavors & Fragrances Inc.
     File Reference 001-4858
     Form 10-K for the year ended December 31, 2006
     Form 10-Q for the period ended June 30, 2007
     Proxy Statement on Schedule 14A

Dear Mr. Decker:

The Company is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated October 31, 2007. The items below correspond to the numbered matters raised in your letter; in each case, the question or comment raised by the Commission has been repeated and the Company's response immediately follows.

General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

     Company Response:
     ---------------

     Additional disclosures or other revisions to our future filings are included, as applicable, in the Company's response; in each instance, such additional disclosures are identified as such.

Legal Proceedings, page 10
--------------------------

2. We note your statement that "the Company believes that the amounts it has paid and anticipates paying in the future for clean-up costs and damages at all sites are not and will not be material to the Company's financial condition, results of operations or liquidity." Please supplementally tell us whether your pending environmental proceedings involve the matters addressed in Instruction 5 to Item 103 of Regulation S-K. Please also provide us with the number of pending claims, your potential liability and the amount of your insurance coverage.

     Company Response:
     ----------------

     IFF is currently involved with nine environmental claims. None of the claims involve administrative or judicial proceedings addressed in Instruction 5 to Item 103 of Regulation S-K. Current aggregate liability for these claims is estimated to be less than $5 million prior to consideration of any potential insurance recovery. IFF is party to a confidential agreement with insurers concerning coverage of such claims and the amount of such coverage exceeds current liability estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations and Sales Commentary, page 20

3. Please revise to more fully explain the differences between each of your principal product categories (e.g., ingredients, flavor compounds, fine fragrance and toiletries, and functional fragrances).

     Company Response
     ----------------

     The Company's Form 10-K for the year ended December 31, 2007 will include expanded disclosures in the Executive Overview, as presented in the following paragraph.

     Effective January 1, 2007, IFF reorganized into two units that reflect its flavor and fragrance businesses. Approximately 43% of IFF's 2007 net sales were flavor compounds. Flavor compounds are sold to the food and beverage industries for use in consumer products such as prepared foods, beverages, dairy, food and confectionery products. The remaining 57% of sales, representing the fragrance business unit, were in three fragrance categories: functional fragrances, including fragrance compounds for personal care (e.g., soaps) and household products (e.g., detergents and cleaning agents); fine fragrance and beauty care, including perfumes, colognes and toiletries; and ingredients, consisting of synthetic ingredients that can be combined with other materials to create unique functional and fine fragrance compounds. Major fragrance customers include the cosmetics industry, including perfume and toiletries manufacturers, and the household products industry, including manufacturers of soaps, detergents, household cleaners and air fresheners. Approximately 55% of the Company's ingredient production is consumed internally; the balance is sold to third party customers.

     Operating Results, page 23
     --------------------------

     4. Please revise to provide a more comprehensive analysis of segment operating results for each segment, including operating profit or segment profit. In doing so, please also discuss the business reasons for changes between periods in the Global Expenses column of your segment footnote. Please also revise to include an analysis of changes in consolidated operating expenses such as cost of goods sold, selling, general and administrative expenses, and research and development expenses.

     Company Response:
     ----------------

     Please note that the Company changed its segment reporting beginning January 1, 2007 into two business units - Flavors and Fragrances. The Company will include an analysis of operating results for each segment, as well as a discussion of any material changes between periods in the Global Expenses caption, as appropriate.

     Accordingly, in the Company's Form 10-K for the year ended December 31, 2007, discussion of operating results, including segment disclosure, will be consistent with the format presented in Appendix I (September 30, 2007 information is included for illustrative purposes); prior year disclosures will conform to the new format.

     5. As noted in a previous comment letter we sent to you on October 28, 2004, the sum of the segment profit (loss) of all of your segments is not the same as operating profit (loss) determined under US GAAP due to your exclusion of certain unallocated expenses, amortization of goodwill and the effect of restructuring and other charges. The combined amount represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote. You should either:

          (a)  Remove the non-GAAP measure and your discussions of it, or

          (b) Present the disclosures required by Item 10(e) of Regulation S-K, including:

               o    Identifying this amount as a non-GAAP performance measure;
               o Explaining why your management believes that this measure provides useful information to investors;
               o    Stating how your management uses the non-GAAP measure;
               o Providing cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities; and

               o Stating that this non-GAAP measure should not be considered as an alternative to operating income (loss) or net income
                    (loss), which are determined in accordance with GAAP.

     See also Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

     Company Response:
     -----------------

     Beginning with the Company's Form 10-K for the year ended December 31, 2007, the Company will exclude the measure and related discussion of segment profit.


Quantitative and Qualitative Disclosures About Market Risk, page 34
-------------------------------------------------------------------

6. Please supplementally provide us with the potential loss in fair value, earnings, or cash flows of a 10% change in the value of the foreign exchange rates denominating your exchange hedging instruments as well as the loss attributable to a similar hypothetical change in interest rates. Please also provide us supplementally with a brief analysis discussing your conclusion that these changes would not result in a material potential change in fair value, earnings, or cash flows.

     Company Response:
     -----------------

     The Company's Form 10-K for the year ended December 31, 2007 will include a discussion regarding market risk, as presented in the following paragraphs.

     At December 31, 2006, the Company had Japanese Yen 15.15 billion aggregate notional value interest rate swaps that mature in 2008 and 2011, a $50 million notional value cross-currency interest rate swap (JPY/USD) that matures in 2013 and a $300 million notional value cross-currency interest rate swap (Euro/USD) that matures in 2008. At December 31, 2006, these swaps were all effective as hedges under SFAS 133.

     The Company has established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. The Company regularly determines the potential loss from market risk by evaluating a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of the Company's existing portfolio of derivative financial instruments. The value-at-risk analysis that the Company evaluated on December 31, 2006 for the portfolio of derivative financial instruments indicated that the risk of loss resulting from a 10% change in the applicable currency exchange rate or the interest rate, as applicable was immaterial.

     The foreign currency and interest rate swap contracts existing during the years ended December 31, 2006 and 2005 were entered into for the purpose of seeking to mitigate the risk of certain specific adverse currency and interest rate risks. As a result of these financial instruments, the Company reduced financial risk in exchange for foregoing any gain (reward) that might have occurred if the markets moved favorably. In using these contracts, management exchanged the risks of the financial markets for counterparty risk.

     Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, the Company entered into derivative contracts with major leading financial institutions that have credit ratings equal to or better than the Company's credit rating.

Consolidated Financial Statements
---------------------------------
Note 1 -Nature of Operations and Summary of Significant Accounting Policies
---------------------------------------------------------------------------
General
-------

7. Please revise your filing to explain the nature of other receivables, how they arise, and how you evaluate the collectibility of such amounts.

     Company Response:
     ----------------

     The Company's Form 10-K for the year ended December 31, 2007 will include disclosures regarding other receivables in the discussion of significant accounting policies, as presented in the following paragraph.

     Other receivables consist primarily of Value Added Tax (VAT) receivable in the various countries in which the Company operates, and insurance recoveries receivable. VAT receivables are recorded when goods are received and are normally recoverable within 30 days. Insurance recoveries receivable are recorded, on an undiscounted basis, when it is probable that a recovery will be realized; such recoveries are accounted for as a component of the income statement caption in which the original expense was recognized.

8. Please revise to disclose the amount of advertising expenses incurred during each period presented and the line item of the income statement in which these expenses are recorded. Refer to paragraph 49(c) of SOP 93-7.

     Company Response:
     -----------------

     The Company incurred advertising expense of approximately $500 thousand and $400 thousand for the full year 2006 and the first nine months of 2007, respectively, representing less than .2% of operating income for these time periods. The Company considers such expenditures to be immaterial to the consolidated financial statements and does not believe disclosure is required

     The Company will continue to monitor its advertising expenditures and will provide additional disclosure under applicable accounting standards, if appropriate.

     Principles of Consolidation, page 46
     -------------------------------------

9. Please tell us the amount of minority interest included other liabilities and applicable income (expense) attributable to minority interest that is included in other (income) expense, net for each period presented. Please also revise your filing to present minority interest on your balance sheets and income statements as separate line items. Refer to Rules 5-02(27) and 5 03(12) of Regulation S-X.

     Company Response:
     ----------------

     Minority interest balances of $11.3 million and $10.9 million were included as a component of Other liabilities in the Company's consolidated balance sheet at September 30, 2007 and December 31, 2006, respectively; balances represent 0.7 % and 1.0% of other liabilities at those dates, respectively. Minority interest expense of $1.6 million for the year ended December 31, 2006 and $1.4 million for the nine months ended September 30, 2007 is included in other (income) expense; minority interest expense represents 0.5% of consolidated pretax income for the respective periods. The Company believes the minority interest to be immaterial to the financial statements and therefore does not merit separate disclosure.

Note 2 - Restructuring and Other Charges, page 49
--------------------------------------------------

10. Please revise to disclose, for each reportable segment, the total amount of costs expected to be incurred in connection with your exit/disposal activities, and the total cumulative amount incurred to date. Refer to paragraph 20(d) of SFAS 146.

     Company Response:
     ----------------

     In accordance with SFAS 146 paragraph 20 (d), the Company disclosed in Note 13 - Segment Information, page 59 the total amount of costs incurred to date for each reportable segment. The amount of the liability recognized at inception of the restructuring was equal to the total costs expected to be incurred. All such costs qualified for accrual under SFAS 146 at inception of the related plan; the Company does not expect to incur any additional charges relating to these plans. Disclosure to this effect will be made in future filings beginning with the Company's Annual Report on Form 10K for the year December 31, 2007.

     All such charges were reported by geographic segment in the Company's 2006 Annual Report. As previously noted, the Company reorganized into two business units - Flavors and Fragrances - effective January 1, 2007. Restructuring and other charges previously reported on a geographic basis will henceforth be reported on a business unit basis; prior year disclosures will conform to the new format.

     Note 7 - Other Current Liabilities, page 51
     -------------------------------------------

11. We note that you have an accrual for rebates and incentives. Please disclose, if true, that all rebates and incentives are treated as a reduction of revenues when recorded. Please also revise your accounting policy footnote to clarify when you record rebates and incentives in your financial statements.

     Company Response:
     ----------------

     The Company's  Form 10-K for the year ended  December 31, 2007 will include
     expanded   disclosures   regarding   revenue   recognition  in  significant
     accounting policies, as presented in the following paragraph:

     Revenue Recognition Revenue is recognized when the earnings process is complete, generally when (i) products are shipped to the customer in accordance with the terms of sale, (ii) title and risk of loss have been transferred and (iii) collectibility is reasonably assured. Net sales are reduced, at the time revenue is recognized, by accrual for applicable discounts, rebates and sales allowances based on historical experience. Related accruals are included in accrued liabilities.

Note 13 - Segment Information, page 59
--------------------------------------

12. It appears from your disclosures on pages 24 and 49 that you are excluding gains on the sale of assets from operating income. Please revise your filing to present the gains as operating expenses or explain why your current treatment is appropriate. Refer to paragraph 45 of SFAS 144.

     Company Response:
     ----------------

     In the future, beginning with the Company's Form 10-K for the year ended December 31, 2007, operating profit for the individual business units and on a consolidated basis will include gains and losses on the sale of assets. Prior year disclosures will conform to the new format.

     Note 15 - Financial Instruments, page 66
     ----------------------------------------

13. Please revise your filing to include the disclosures required by paragraph 45 of SFAS 133 for both your fair value and cash flow hedges for each period presented.

     Company Response:
     -----------------

     The Company's Form 10-K for the year ended December 31, 2007 will include expanded disclosures regarding both the cash flow and fair value hedges as required by paragraph 45 of SFAS 133 as presented below:

     The Company employs various interest rate swaps and debt issuances with the objective of managing and optimizing its interest rate exposure. In February 2003, the Company executed a 10-year Yen - U.S. dollar currency swap related to the monthly sale and purchase of products between the U.S. and Japan. The annual notional value of this swap is approximately $5 million. As of December 31, 2006, the cash flow hedge experienced no ineffectiveness and therefore no net gain or loss is recognized in earnings during the reporting period. In addition, no component of the derivative instruments' gain or loss is excluded from the assessment of hedge effectiveness. Interest income on the periodic settlement and the foreign exchange gain/loss on the closed out portion of the hedge is recorded in current income. Any gain or loss on the hedge is offset by a corresponding change in the receivable/revenue exchange rate. The gain or loss in the change in fair value of the remaining hedge balance outstanding is marked to market in AOCI as a hedge of forecasted future cash flow and released month by month through earnings over the ten-year period of the hedge.

     In 2002, the Company entered into certain interest rate swap agreements effectively converting the fixed rate on its long-term Japanese Yen borrowings to a variable short-term rate based on the Japanese Yen LIBOR rate plus an interest markup. These swaps are designated as qualified fair value hedges. During 2003 and 2005, the Company amended the swaps and the counterparty paid the Company $3 million and $1 million, respectively, including accrued interest. Such gains have been deferred, classified as a separate component of debt and are amortized over the remaining term of the debt. As of December 31, 2006, the fair value hedge experienced no ineffectiveness; therefore no net gain or loss is recognized in earnings during the reporting period. In addition, no component of the derivative instruments' gain or loss is excluded from the assessment of hedge effectiveness. Interest income on the periodic settlement and reset of the floating interest rate is recorded in current income and the gain or loss in the change in fair value of the underlying debt attributable to the hedge risk adjusts the carrying amount of the hedged debt and is reflected as a component of income.

14. Please revise you filing to more clearly quantify and describe your various types of SFAS 133 hedging relationships. For each category of hedged items (e.g. fixed rate Japanese Yen borrowings), please present the following information in a tabular format to increase transparency and augment your disclosures:

     o    Quantify the notional amount outstanding;
     o    Describe  the  specific   hedged  risk  you  identify  in  your  hedge
          documentation; and
     o Disclose the methods used to assess hedge effectiveness and calculate hedge ineffectiveness.

    Company Response:
    -----------------

     The Company's Form 10-K for the year ended December 31, 2007 will quantify and describe the various types of SFAS 133 hedging relationships, including a table as presented in Appendix II that:

     o    Quantifies the notional amount outstanding;
     o    Describes   the  specific   hedged  risk   identified   in  our  hedge
          documentation; and
     o Discloses the methods used to assess hedge effectiveness and calculate hedge ineffectiveness

Note 17 - Commitments and Contingencies, page 67
------------------------------------------------

15. We note your disclosures on page 12 regarding claims against you as a potentially responsible party for alleged pollution at a number of waste sites. Please revise your financial statement footnotes to provide the disclosures required by SAB Topic 5:Y. These disclosures should include the following:

o The extent to which unasserted claims are reflected in your accrual or may affect the magnitude of the contingency;
o Uncertainties with respect to joint and several liability that may affect the magnitude of the contingency, including disclosure of the aggregate expected cost to remediate particular sites that are individually material if the likelihood of contribution by the other significant parties has not been established;
o Disclosure of the nature and terms of cost-sharing arrangements with other potentially responsible parties;
o The time frame over which the accrued or presently unrecognized amounts may be paid out;
o Material components of the accruals and significant assumptions underlying estimates; and
o Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material. Also, if management's investigation of potential liability and remediation cost is at different stages with respect to individual sites, the consequences of this with respect to amounts accrued and disclosed.

 Refer to Questions 2 and 3 of SAB Topic 5:Y.

     Company Response:
     ----------------

     The Company has been identified as a Potentially Responsible Party ("PRP") at nine facilities operated by third parties where investigation and/or remediation activities are ongoing. The Company analyzes its liability at active waste sites on a regular basis and accrues for environmental liabilities when they are probable and estimable. Currently, the Company estimates its share of the total future costs for these sites to be less than $5 million, on an undiscounted basis, prior to consideration of any potential insurance recovery. The Company believes the related accrual for the probable liability is not material and does not warrant separate disclosure.

     Notwithstanding, the Company will include a discussion of the environmental liabilities in the Commitments and Contingencies the footnote to financial statements beginning with the Company's Form 10-K for the year ended December 31, 2007 as presented in the following paragraphs.

     Over the past 20 years, various federal and state authorities and private parties have claimed that the Company is a Potentially Responsible Party ("PRP") as a generator of waste materials for alleged pollution at a number of waste sites operated by third parties located principally in New Jersey and have sought to recover costs incurred and to be incurred to clean up the sites.

     The Company has been identified as a PRP at nine facilities operated by third parties at which investigation and/or remediation activities may be ongoing. The Company analyzes its liability on a regular basis. The Company accrues for environmental liabilities when they are probable and estimable. At December 31, 2006, the Company estimated its share of the total future costs for these sites to be less than $5 million.

     While joint and several liability is authorized under federal and state environmental laws, the Company believes that the amounts it has paid and anticipates paying in the future for clean-up costs and damages at all sites are not and will not be material to the Company's financial condition, results of operations or liquidity. This conclusion is based upon, among other things, the involvement of other PRP's at most sites, the status of the proceedings, including various settlement agreements and consent decrees, the extended time period over which payment will likely be made and an agreement reached in July 1994 with three of the Company's liability insurers pursuant to which defense costs and indemnity amounts payable by the Company in respect of the sites will be shared by the insurers up to an agreed amount.

     In addition, the Company will continue to evaluate its estimated liability with respect to environmental liabilities and if any change or development requires any additional disclosure under applicable SEC standards, such disclosure will be made.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007 Exhibits to Form 10-Q
------------------------------------------------------------------

16. Please revise future filings so that exhibits are filed as separate exhibit documents on EDGAR instead of being included as part of the main body of the Form 10-Q.

     Company Response:
     -----------------

     In the future, the Company will file exhibits as separate documents on EDGAR and not part of the main body of the Form 10-Q.

PROXY STATEMENT ON SCHEDULE 14A, FILED MARCH 23, 2007 Executive Compensation
----------------------------------------------------------------------------
Discussion & Analysis, page 36
------------------------------

17. We note that your performance criteria for the Annual Incentive Plan are sales growth and operating profit as a percent of sales, while your strategic goals relate to targeted increases in your established local currency sales, operating margins, and earnings per share as specific targets for each criterion. Please supplementally tell us how you calculated whether target performance satisfied these criteria, as well as whether earnings per share was viewed as influencing sales growth or operating margin.

     Company Response:
     ----------------

     Our strategic goals relate to local currency sales growth, operating margin improvement and earnings per share. The use of local currency sales growth allows the measurement of achievement exclusive of currency fluctuations - thereby ensuring that we are rewarding real incremental achievement. The use of operating margins and earnings per share is the means by which we ensure that sales growth is accretive in terms of business operations. Use of these three measures for our strategic goals ensures there is a strong connection between shareholder interests, business performance, and rewards. It should be noted that earnings per share is not viewed as influencing sales growth or operating margin; rather, it is an outcome of the two. In the course of constructing our strategic plan, mid- to long-term targets for each were developed. Performance criteria for the Annual Incentive Plan were established on the basis of taking the long term strategic plan and developing the annual milestones for each criterion necessary for achievement of the strategic plan. Achievement of targets annually will result in achievement of our strategic goals.

18. Please supplementally tell us your basis for allocating long-term compensation between your Long-Term Incentive Plan and Equity Choice Program, as well as the respective compensation policies each program is designed to award. Refer to Item 402(b)(2)(iii), (v) of Regulation S-K.

     Company Response:
     -----------------

     The Long Term Incentive Program (LTIP) and the Equity Choice Program (ECP) are designed to reward achievement of particular strategic objectives over the mid- to long-term, as well as aligning executives' interests with those of our shareholders. In particular, because of the substantial equity component, awards under the two programs promote Company stock ownership by executives and help to align each individual executive's interests with those of the shareholders. Each program promotes executive retention while at the same time involves substantial variable "at risk" compensation. In addition, because LTIP payouts are based on achievement against 3-year performance goals, the LTIP program enables the Compensation Committee of the Board of Directors ("the Committee") to align this element of incentive compensation with the Company's success in meeting long-term financial goals against our strategic plan.

     The basis for assigning long-term compensation, consisting of LTIP and ECP, is a market analysis; the allocation between LTIP and ECP is affected by both responsibility level and base salary. The Company uses a global grading structure for its executives, with direct compensation ranges for each executive grade. Executives are placed in a particular grade based on internal factors (including scope of responsibilities and job complexity) and an external market evaluation based on published survey data and review of like positions within the peer groups identified in our CD&A. The LTIP target award is specified as a percentage of base pay consistent across salary grade level, whereas the ECP is determined to be a dollar value awarded by grade.

     As discussed in our CD&A, the Committee used benchmarking against the indicated peer groups to help determine the appropriate pay mix among (i) base salary, (ii) annual incentive compensation, and (iii) long-term incentive compensation consisting of our LTIP and our ECP. The Committee, taking into consideration the review and advice provided by its independent compensation consultant, W.T. Haigh & Co., structured individual LTIP and ECP grants so as to ensure that the overall compensation, including the mix of LTIP and ECP, was appropriate. As a result of each executive's grade level and base salary within a grade level, total long-term compensation targets between LTIP/ECP fell within a range of approximately 40/60 to 60/40. The target percentages for LTIP and the flat dollar value for ECP are reviewed annually by the Committee's independent compensation consultant to ensure continued alignment with market practice.


                             **********************

     If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7145.

     In connection with responding to your comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Yours very truly,


                                                 Douglas J. Wetmore
                                                 Senior Vice President and
                                                 Chief Financial Officer

                                                                 Appendix I
                                                                 -----------

Item 2.  Management's  Discussion  and  Analysis  of Results of  Operations  and
--------------------------------------------------------------------------------
Financial  Condition Nine months ended  September 30, 2007 in Comparison to nine
--------------------------------------------------------------------------------
months ended September 30, 2006
-------------------------------

Operating Results

     The Company evaluates the performance and allocates resources to its business segments based on segment profit which is Income before taxes on income, excluding interest expense, other income (expense),net, gains/losses on the disposition of assets, pension curtailment charges and the effects of Restructuring and other charges and Accounting changes. Segment profit is equal to Operating profit in periods where restructuring and other charges were not incurred. See Note 11 to our Financial Statements for the reconciliation to Income before taxes on income. Flavors

     Flavors operating profit of $146 million or 19.3%, as a percentage of sales, increased as compared to $122 million or 18.1% for the first nine months of 2006. The amount reported in 2006 was affected by the $3 million insurance recovery related to the product contamination matter; excluding the insurance recovery from the prior year comparative, Flavors profitability would have increased 170 basis points over the 2006 period. This profitability improvement was primarily the result of increased sales volume leading to better absorption of manufacturing expenses, and favorable product mix. Good cost control also contributed to the increased profitability.

Fragrances

     Fragrance operating profit of $173 million increased from the $165 million reported in the first nine months of 2006. However, operating profit, as a percentage of sales, declined to 17.8% in the 2007 period as compared to 18.1% for the first nine months of 2006. Profitability was impacted by lower fragrance ingredient selling prices, some impact of higher raw material costs and lower functional fragrance volumes, partially offset by favorable product mix.

Global Expenses

     The Global expense caption represents corporate and headquarters-related expenses which include legal, finance, human resources and other administrative expenses that are not allocated to individual business unit, as well as gain on sale of businesses and other assets and pension curtailment charges. For the nine-month period ended September 30, 2007, Global expenses increased $11 million from the prior year period, primarily due to gains on asset dispositions of approximately $11 million in 2006. In the 2007 nine-month period, Global expenses contained gains on asset dispositions of $5 million offset by a curtailment charge of $6 million. Consolidated Operating Results The percentage relationship of cost of goods sold and other operating expenses to sales for the nine-month period ended September 30, 2007 and 2006 are detailed below.

     Cost of Goods Sold, as a percentage of sales, was 58.1% compared with 57.5% in the prior year quarter; the increase as a percentage of sales was mainly due to a combination of price erosion on fragrance ingredient sales and some impact of higher raw material costs, which was partially offset by favorable product mix.

     Research and Development ("R&D") spending, as a percentage of sales, essentially remained at the prior year level, which reflects the Company's strategy of investing approximately 9% of sales in R&D efforts.

     Selling and Administrative ("S&A") expenses, as a percentage of sales, were 16.2% in the current quarter compared to 16.3% in 2006, reflecting good cost control. The 2006 results included the benefit of a $3 million insurance recovery related to the 2005 product contamination matter.

     Interest expense increased by $2 million from the prior year, primarily due to higher average interest rates on borrowings; the average interest rate for the third quarter was 4.4% compared to 3.2% for the 2006 quarter.

     The Company's third quarter effective tax rate was 27.0% compared to 29.8% in the prior year quarter. The lower effective tax rate for the three months ended September 30, 2007 was the result of a greater percentage of consolidated pre-tax earnings in lower tax jurisdictions.

                                                                Appendix II
                                                                ------------


------------------------------------------------------------------------------------------------------------------------------------
Notional Amount                  300,000,000                       15,150,000,000                     50,000,000
------------------------------------------------------------------------------------------------------------------------------------

Currency                             USD                                 JPY                              USD
------------------------------------------------------------------------------------------------------------------------------------

Description           Cross Currency Interest Rate              Interest Rate Swap                  10 year Cross Currency Swap
                      Swap (USD/EUR)                            (JPY/USD)                           (JPY/USD)
------------------------------------------------------------------------------------------------------------------------------------

Hedged risk           Foreign Exchange Risk                     The risk of changes in fair         The variablility of cash flows
                                                                value attributable to interest      attributable to foreign exchange
                                                                rate risk.                          risk.
------------------------------------------------------------------------------------------------------------------------------------

Effectiveness Method  Quarterly hedge effectiveness is          Because the critical terms of the   In accordance with DIG G9,
                      tested using spot-to-spot methodology.    Interest Rate Swap and the hedged   because the critical terms of
                      The Company uses a hyphothetical          debt match (i.e., the currency,     the Cross Currency Swap and the
                      derivative on an after-tax basis, and     notional amount, timing and date    forecasted transaction match
                      ensures that the hedged amount is less    of interest payments), changes in   (i.e., the currency, notional
                      then the designated Euro net investment.  fair value attributable to the      amount and timing), changes in
                      The Company ensures that the terms of     risk being hedged are expected to   cash flow attributable to the
                      the hedging instrument have not changed   be completely offset by the hedging risk being hedged are expected
                      and performs a review of counterparty     derivative.  Quarterly hedge        to be completely offset by the
                      creditworthiness.                         effectiveness testing includes      hedging derivative.  Quarterly
                                                                ensuring the terms of the hedging   hedge effectiveness testing
                                                                instrument and the debt have not    includes reviewing counter-
                                                                changed and reviewing counterparty  party creditworthiness, ensuring
                                                                creditworthiness.                   the probability of hedged fore-
                                                                                                    casted transactions has not
                                                                                                    changed and ensuring the terms
                                                                                                    of the hedging instrument have
                                                                                                    not changed.
------------------------------------------------------------------------------------------------------------------------------------